

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2012

Via E-mail
Mr. Kevin J. Lynch
Chief Executive Officer
Oritani Financial Corp.
370 Pascack Road
Township of Washington, NJ 07676

> **Re:** **Oritani Financial Corp.**
> **Form 10-K for the Fiscal Year Ended June 30, 2011**
> **Filed September 12, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed October 24, 2011**
> **Form 10-Q for the Quarterly Period Ended December 31, 2011**
> **Filed February 9, 2011**
> **Form 10-Q for the Quarterly Period Ended September 30, 2011**
> **Filed November 9, 2011**
> **File No. 001-34786**

Dear Mr. Lynch:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Definitive Proxy Statement on Schedule 14A filed October 24, 2011

Proxy Card

1.   With regards to Exchange Act Rule 14a-21's requirement for the shareholder advisory vote to approve the compensation paid to your named executive officers, your proxy card states shareholders are being asked to vote on an "advisory, non-binding proposal with respect to the executive compensation described in the Proxy Statement ." Your proxy card should clarify that shareholders are being asked to approve the company's executive compensation. Refer to Compliance and Disclosure Interpretations Question 169.07.

Form 10-Q for the Quarterly Period Ended December 31, 2011

Item 4. Controls and Procedures

2.   Please amend your Form 10-Q to include the information required by Item 308(c) of Regulation S-K. Refer to Item 4 of Form 10-Q.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Item 4. Controls and Procedures

3.   You state that there were no <u>significant</u> changes made in the company's internal controls over financial reporting during the quarter ended September 30, 2011 that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please be advised that Item 308(c) of Regulation S-K requires that you disclose <u>any</u> change in your internal control over financial reporting that occurred during the relevant quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm that there were no such changes in your internal control over financial reporting during the quarter ended September 30, 2011. In addition, please provide us with a representation that you will conform your disclosures in future filings to comply with Item 308(c) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address all questions to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, if you thereafter need further assistance, to me at (202) 551-3434.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney